UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

❑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number 333-91178

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park National Corporation
Employees Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Park National Corporation
50 North Third Street
Newark, Ohio 43055

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the Park National Corporation Employees Stock Ownership Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm - Crowe Horwath LLP

Statements of Net Assets Available for Benefits at December 31, 2014 and 2013

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013

Notes to Financial Statements - December 31, 2014 and 2013

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes, Schedule H, Line 4(i) - December 31, 2014

Schedule of Reportable Transactions, Schedule H, Line 4(j) - December 31, 2014

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Crowe Horwath LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARK NATIONAL CORPORATION EMPLOYEES STOCK OWNERSHIP PLAN

By THE PARK NATIONAL BANK, Trustee

Date: June 17, 2015	By: /s/ Brady T. Burt

Printed Name: Brady T. Burt

Title: Chief Financial Officer

PARK NATIONAL CORPORATION
EMPLOYEES STOCK OWNERSHIP PLAN

ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2014

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Crowe Horwath LLP

Financial Statements and Supplemental Schedules

Park National Corporation
Employees Stock Ownership Plan
Years Ended December 31, 2014 and 2013
With Report of Independent Registered Public Accounting Firm

Park National Corporation
Employees Stock Ownership Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Executive Committee of the Board of Directors of Park National Corporation and
Plan Administrator of Park National Corporation Employees Stock Ownership Plan
Newark, Ohio

We have audited the accompanying statements of net assets available for benefits of Park National Corporation Employees Stock Ownership Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4j - Schedule of Reportable Transactions as of December 31, 2014 and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of Park National Corporation Employees Stock Ownership Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
June 17, 2015

Park National Corporation
Employees Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
ASSETS

Investments, at fair value:
Park National Corporation Common Stock	$78,976,717	$74,899,201
Mutual Funds
Equity index funds	18,587,744	15,913,145
Bond funds	3,381,225	3,190,403
Blended index funds	7,602,259	6,092,928
Interest-bearing account, issued by
The Park National Bank	2,332,277	2,915,817

Total Investments	110,880,222	103,011,494

Accrued interest and dividends	6,597	6,862

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS	$110,886,819	$103,018,356

See accompanying notes to financial statements.	2

Park National Corporation
Employees Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2014 and 2013

	2014	2013
Investment income:
Net realized and unrealized appreciation
in fair value of investments	$4,825,492	$22,127,731
Interest and dividends	3,916,754	3,809,277
Total investment income	8,742,246	25,937,008

Contributions:
Employer	1,099,627	1,052,231
Employee	4,614,398	4,437,493
Rollover	339,943	167,379
Total contributions	6,053,968	5,657,103

Benefit payments to participants	6,927,751	7,707,325

Net increase in net assets available for benefits	7,868,463	23,886,786

Net assets available for benefits at beginning of year	103,018,356	79,131,570

Net assets available for benefits at end of year	$110,886,819	$103,018,356

See accompanying notes to financial statements.	3

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2014 and 2013

1. Description of the Plan

The following description of the Park National Corporation Employees Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering full-time or part-time employees of Park National Corporation and subsidiaries (“Park”) who have completed 30 days of service, and are age eighteen or older. In the event that a Participant fails to make a new affirmative deferral election, such Participant shall be deemed to have made a pre-tax deferral election equal to 3% of compensation per pay period. Auto enrollment is only applicable for employees who became participants on or after January 1, 2014. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan. Beginning January 1, 2014 the Plan introduced a Roth investment option which allows for after tax contributions. Participants may also contribute rollover amounts representing distributions from other qualified defined contribution plans. The maximum salary deferral permitted by the Internal Revenue Code (Code) was $17,500 for 2014 and 2013. The Plan also permits participants who are age 50 or older to make catch-up contributions in accordance with Code Section 414(v).

Park provides a matching contribution at a level established annually by Park. For both 2013 and 2014, Park’s employer matching contribution was 25% of all employee KSOP contributions, excluding any catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s salary deferral, an allocation of Park’s contribution and Plan earnings, and charged with participant withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants’ accounts are 100% vested at all times.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2014 and 2013

1. Description of the Plan (continued)

Payments of Benefits

Upon termination or after age 59½, a participant may elect lump sum, rollover, or installments over a period not to exceed the participant’s (and their designated beneficiary’s) life expectancy in an amount equal to the value of his or her account. A participant can elect to take a distribution of their account balance in cash or shares of Park National Corporation Common Stock.

Employees Stock Ownership Plans (“ESOP”)

Effective January 1, 2002, the Plan was amended and restated to become an ESOP that invests in shares of Park National Corporation Common Stock. The Plan is not leveraged and all new contributions (both employer and employee) will be used to purchase only Park National Corporation Common Stock. Participants are permitted to diversify their investments on a quarterly basis.

2. Summary of Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Valuation of Investments

The Plan’s investments are reported at fair value. Refer to Note 10 - Fair Values. Purchases and sales of securities are recorded on a trade‑date basis.

Investment Income

Dividends are recorded as of their ex-dividend date. Interest income is recorded on an accrual basis when earned. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2014 and 2013

2. Summary of Accounting Policies (continued)

Administrative Expenses

All administrative expenses charged to the Plan are borne by Park. Park also provides other accounting and administrative services to the Plan. Investment management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of the investment return for such investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

At December 31, 2014 and 2013, approximately 71% and 73%, respectively, of the Plan’s assets were invested in Park National Corporation Common Stock.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2014 and 2013

3. Plan Termination

Although Park has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

4. Investments

The Plan’s investments are held in trust by The Park National Bank, a wholly owned subsidiary of Park National Corporation. The Plan’s investments (including investments bought and sold, as well as investments held during the year) appreciated/(depreciated) in fair value during the years ended December 31, 2014 and 2013 as follows:

	2014	2013

Park National Corporation Common Stock	$3,063,206	$18,079,616
Vanguard Institutional Index Fund	864,428	1,697,882
Vanguard Short-Term Investment-Grade Bond Fund Admiral Shares	(6,783)	(20,543)
Vanguard Growth Index Fund	257,073	766,149
Vanguard Growth Index Fund Admiral Shares*	177,302	—
Vanguard Extended Market Index Fund	197,270	794,672
Vanguard Extended Market Index Fund Admiral Shares*	(14,558)	—
Vanguard Balanced Index Fund	176,651	430,983
Vanguard Balanced Index Fund Admiral Shares*	103,245	—
Vanguard Small-Cap Index Fund Admiral Shares*	1,836	—
Vanguard Target Retirement 2015 Fund	26,414	55,408
Vanguard Target Retirement 2025 Fund	37,827	95,879
Vanguard Target Retirement 2035 Fund	24,813	55,167
Vanguard Target Retirement 2045 Fund	29,599	82,530
Vanguard Target Retirement 2055 Fund*	(572)	—
Vanguard Total International Stock Index Signal Fund	105,624	216,469
Vanguard Total International Stock Index Fund Admiral Shares*	(264,845)	—
Vanguard Intermediate-Term Bond Index Fund	39,158	(126,481)
Vanguard Intermediate-Term Bond Index Fund Admiral Shares*	7,804	—
	$4,825,492	$22,127,731
*Fund was a new investment option in 2014.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2014 and 2013

4. Investments (continued)

The following table represents the fair value of those investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

	2014	2013

*Park National Corporation Common Stock	$78,976,717	$74,899,201
Vanguard Institutional Index Fund	8,743,191	7,412,866
   * Nonparticipant-directed

5. Nonparticipant-Directed Investments

The following information represents the assets and the significant components of changes in assets related to the Plan’s investment in Park National Corporation Common Stock, an undetermined portion of which is nonparticipant directed based upon Plan provisions. Initial contributions are deposited into the Plan in the form of cash with shares of Park National Corporation Common Stock purchased on a delayed basis.

	December 31,
	2014	2013
Investment, at fair value:
Park National Corporation Common Stock	$78,976,717	$74,899,201
The Park National Bank FDIC Account	81,625	565,812
	$79,058,342	$75,465,013
Changes in assets:
Contributions	$6,024,209	$5,536,668
Interest and dividend income	3,343,247	3,324,451
Distributions to participants	(4,874,495)	(4,948,330)
Net transfers to participant directed investments	(3,962,838)	(3,103,280)
Net appreciation in fair value of
investments	3,063,206	18,079,616
Increase in assets	$3,593,329	$18,889,125

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2014 and 2013

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 19, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

GAAP requires plan management to evaluate tax positions taken by the Plan. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7. Party-in-Interest

The Plan held the following party-in-interest investments (at fair value):

	December 31,
	2014	2013

Park National Corporation Common Stock	$78,976,717	$74,899,201
The Park National Bank FDIC Account	2,332,277	2,915,817
	$81,308,994	$77,815,018

At December 31, 2014, the Plan held 892,594 shares of Park National Corporation Common Stock, with a fair value of $78,976,717. At December 31, 2013, the Plan held 880,442 shares of Park National Corporation Common Stock, with a fair value of $74,899,201.

During 2014 and 2013, cash dividends of $3,343,247 and $3,324,451, respectively, were paid to the Plan by Park National Corporation.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2014 and 2013

7. Party-in-Interest (continued)

At December 31, 2014 and 2013, the Plan held a participant-directed interest bearing account issued by The Park National Bank of $2,250,652 and $2,350,005, respectively. At December 31, 2014 and 2013, the Plan held nonparticipant-directed, interest-bearing accounts issued by Park National Bank of $81,625 and $565,812, respectively. During 2014 and 2013, interest of $2,527 and $3,458, respectively, were paid to the Plan by The Park National Bank.

During 2014 and 2013, the Plan purchased 59,197 shares and 47,879 shares, respectively, of Park National Corporation Common Stock.

8. Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$110,886,819	$103,018,356
Less: Accrued interest and dividends	(6,597)	(6,862)
Net assets per the Form 5500	$110,880,222	$103,011,494

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

2014

Net increase in net assets available for benefits
per the financial statements	$7,868,463
Less: Accrued interest and dividends	(6,597)
Plus: Prior year accrued interest and dividends	6,862
Net income per the Form 5500	$7,868,728

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2014 and 2013

9. Risks and Uncertainties

The Plan invests in various investment securities including Park National Corporation Common Stock, mutual funds, and interest bearing accounts. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10. Fair Values

GAAP defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. GAAP establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2014 and 2013

10. Fair Values (continued)

The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). Additionally, due to their short-term nature, the fair value of interest-bearing cash balances are determined by reference to their face value (level 1 input). The fair value of all of the investments held by the Plan have been determined using Level 1 inputs (refer to the Statement of Net Assets Available for Benefits).

There were no transfers between level 1, level 2 or level 3 during 2014 or 2013. Management’s policy is to transfer assets from one level to another when the methodology to obtain the fair value changes such that there are more or fewer unobservable inputs as of the end of the reporting period.

SUPPLEMENTAL SCHEDULES

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2014

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Interest-bearing account
* The Park National Bank FDIC Account	Interest rate of 0.10%	$2,332,277	$2,332,277

Common Stock:
* Park National Corporation
Common Stock	892,594 shares	$49,581,301	$78,976,717

Mutual Funds:
Vanguard Institutional Index Fund	46,341 shares	**	$8,743,191
Vanguard Short-Term Investment
Grade Fund Admiral Shares	177,512 shares	**	1,892,279
Vanguard Small-Cap Index Fund
Admiral Shares	4,284 shares		239,373
Vanguard Growth Index Fund
Admiral Shares	79,731 shares	**	4,281,570
Vanguard Extended Market Index
Fund Admiral Shares	49,517 shares	**	3,298,335
Vanguard Intermediate-Term Bond
Index Fund Admiral Shares	129,925 shares	**	1,488,946
Vanguard Balanced Index Fund
Admiral Shares	131,212 shares	**	3,894,365
Vanguard Total International Stock
Index Fund Admiral Shares	77,895 shares	**	2,025,275
Vanguard Target Retirement 2015 Fund	55,866 shares	**	854,186
Vanguard Target Retirement 2025 Fund	70,303 shares	**	1,162,116
Vanguard Target Retirement 2035 Fund	39,659 shares	**	707,514
Vanguard Target Retirement 2045 Fund	49,471 shares	**	922,633
Vanguard Target Retirement 2055 Fund	1,921 shares	**	61,445
Total Mutual Funds		**	$29,571,228

Total Investments Held at End of Year			$110,880,222
*    Indicates party-in-interest to the Plan.
**    Disclosure of historical cost is not required for participant-directed investments.

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4j
Schedule of Reportable Transactions
For the year ended December 31, 2014

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

	(b)				(h)
	Description of Asset Including		(d)	(g)	Current Value	(i)
(a)	Maturity Date, Rate of Interest,	(c)	Selling	Cost of	of Asset on	Net Gain
Identity or Party Involved	Collateral, Par or Maturity Value	Cost	Price	Asset	Transaction Date	or (Loss)

Category (iii) – A series of transactions in excess of 5% of plan assets
The Park National Bank	FDIC Account, 95 purchases	$9,890,178	$—	$9,890,178	$9,890,178	$—
The Park National Bank	FDIC Account, 150 sales	—	10,473,718	10,473,718	10,473,718	—

Park National Corporation
Common Stock	Common Stock, 26 purchases	$4,620,174	$—	$4,620,174	$4,620,174	$—
Common Stock	Common Stock, 9 sales	$—	$1,121,484	$1,203,372	$1,121,484	$(81,888)